SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

THROUGH APRIL 20, 2005

(Commission File No. 1-14477)

BRASIL TELECOM PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

BRAZIL TELECOM HOLDING COMPANY
(Translation of Registrant's name into English)

SIA Sul, Área de Serviços Públicos, Lote D, Bloco B
Brasília, D.F., 71.215-000
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)__.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)__.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Brasil Telecom Participações S.A.

Consolidated Earnings Release

1st Quarter 2005 • Non Audited
Brasília, April 19, 2005.

BRTP3: R$26.64 / 1,000 shares
BRTP4: R$16.80 / 1,000 shares
BRP: US$32.16 / ADR

Market Value: R$7,434 million
Closing Price: April 18, 2005

COMPANHIA NÍVEL 1 MERCADO BOVESPA - BRASIL

BRP LISTED NYSE

QUARTER
HIGHLIGHTS

1.0 million mobile accesses in service, an increase of 61.3%

625.3 thousand ADSL accesses in service, a 16.8% growth

Net revenues reached R$2.4 billion

Fixed-line ARPU reached R$83.2

Mobile telephony ARPU of R$29.4

Data communications revenues of R$420.6 million, a growth of 12.5%

EBITDA of R$824.3 million, up by 7.5%

Total fixed-line CAPEX of R$196.3 million

PCS CAPEX of R$85.9 million

HIGHLIGHTS

Brasília, Brazil April 19, 2005 - Brasil Telecom Participações S.A. (BOVESPA: BRTP3/BRTP4; NYSE: BRP) announces its consolidated earnings for the first quarter of 2005 (1Q05).

In less than six months of operations, Brasil Telecom GSM exceeded all expectations and reached the mark of 1.0 million accesses in service.

EBITDA as a percentage of services revenues reached 34.6%, up 2.4 p.p. sequentially. Fixed-line EBITDA margin was of 40.7% in the 1Q05.

Operating Performance

Fixed-Line Telephony
We had 10,778 thousand lines installed at the end of the 1Q05, an increase of 0.4% and 0.7% compared to 4Q04 and 1Q04, respectively.

At 1Q05 we had 9,512 thousand lines in service, a result of 9.2 thousand net additions during the quarter.

Mobile Telephony
Our mobile operations had 322.5 thousand post-paid accesses in service, representing 32.1% of the total client base, exceeding all expectations.

Data Communications
At the end of 1Q05, we had 625.3 thousand ADSL accesses in service, representing a growth of 92.4% compared to 1Q04.

Financial Performance

Net revenues of R$2,447.6 million in 1Q05, an increment of 17.9% compared to 1Q04´s net revenues.

Revenues from supplementary and value added services reached R$114.7 million in 1Q05, an increase of 14.0% year-on-year and 15.8% compared to the previous quarter.

Revenues from data communications and other services totaled R$420.6 million in 1Q05, an increase of 67.8% year-on-year and 12.5% quarter-on-quarter.

Fixed-line ARPU (net revenues/ Avg. LIS/month) of R$83.2 in 1Q05, compared to R$70.4 in the same period of 2004.

Mobile telephony gross revenues (excluding inter-company revenues) of R$147.0 million in 1Q05, including R$47.4 million revenues from merchandise sales (handsets and accessories). Measured mobile service revenues reached R$57.4 million in 1Q05, compared to R$5.5 million in 4Q04.

Mobile telephony ARPU was of R$29.4 in 1Q05.

The subscriber acquisition cost was of R$188.8 in the same period, representing an 8.3% decrease compared to the previous quarter.

Operating costs and expenses excluding depreciation, amortization, provisions, losses and others were of R$1,362.1 million in 1Q05, down 6.0% sequentially.

Interconnection costs totaled R$576.1 million in 1Q05, down 11.0% quarter-on-quarter.

Trailing 12M
Highlights

32.1% of mobile telephony clients are post-paid

Increase of 92.4% in the number of ADSL accesses in service

Net revenue grew by 17.9%

Data communications revenues grew by 67.8% accounting for 12.1% of total revenues

Total debt 3.1% lower

Year-to-date cost of debt equivalent to 15.4% p.a., or 87.2% of the CDI

Operating cash flow of R$3.2 billion

Fixed-line EBITDA Margin of 40.6%

Net income of R$223.0 million

As of March 2005, our consolidated total debt was of R$4,564.5 million, 3.1% lower than in the 4Q04. Consolidated net debt was of R$1.762.2 million, as of March 2005.

2005 year-to-date cost of debt was equivalent to 15.4% p.a., or 87.2% of the domestic inter-bank rate (CDI).

Consolidated net debt as a percentage of net equity was of 28.5% in 1Q05 compared to 24.2% in 4Q04.

Dollar-denominated debt represented 14.9% of total debt, amounting to R$657.2 million at the end of 1Q05.

Debt denominated in foreign currency represented 32.2% of our total debt.

Brasil Telecom hedged 64.6% of its debt denominated in foreign currency, so that 11.7% of its total debt was exposed to exchange rate risk.

R$ Million	Mar/04	Dec/04	Mar/05	Δ Quarter	Δ 12 Months

Total Debt	4,283.3	4,708.2	4,564.5	-3.1%	6.6%
(-) Cash	2,920.5	3,226.6	2,802.3	-13.1%	-4.0%
Net Debt	1,362.8	1,481.6	1,762.2	18.9%	29.3%

Total investments in fixed-line operations totaled R$196.3 million in 1Q05, of which 31.6% were directed at our data network, our intelligent network and information technology.	PCS investments totaled R$85.9 million, compared to the R$417.9 million in 4Q04. Operating cash inflow of R$785.9 million in 1Q05 and R$3.2 billion in 12 months.
Financial Indicators

Financial Indicators	1Q04	4Q04	1Q05	Δ Quarter	Δ 12 Months

EBITDA* / Interest Expenses	6.57	6.16	6.42	4.2%	-2.2%
Net Debt / EBITDA* (x4)	0.38	0.48	0.53	10.7%	39.9%
Total Debt / (EBITDA* + Financial Revenue) (x4)	1.05	1.21	1.12	-7.5%	6.8%
EBITDA* (x4) / Lines in Service	R$ 367	R$323	R$347	7.4%	-5.5%
EBITDA* (x4) / Employees (thousand)	R$ 685	R$529	R$499	-5.6%	-27.1%

* EBITDA without effects of non-recurrent itens.

INCOME STATEMENTS

Table 1: Consolidated Income Statement - Brasil Telecom Participações S.A.

R$ Million	1Q04	4Q04	1Q05	Δ Quarter	Δ 12 Months

GROSS REVENUES	2,908.8	3,502.0	3,468.7	-1.0%	19.2%
Fixed Telephony	2,658.2	3,040.1	2,901.1	-4.6%	9.1%
Local Service	1,114.3	1,262.5	1,195.7	-5.3%	7.3%
Public Telephony	108.2	123.2	86.9	-29.5%	-19.6%
Long Distance Service	382.2	444.9	430.2	-3.3%	12.6%
Fixed-Mobile Calls	702.1	854.4	832.5	-2.6%	18.6%
Interconnection	191.2	178.1	164.6	-7.6%	-13.9%
Lease of Means	55.1	66.7	65.9	-1.1%	19.7%
Supplementary and Value Added Services	99.1	100.7	114.7	14.0%	15.8%
Other	6.0	9.7	10.4	7.8%	72.9%
Mobile Telephony	-	87.9	147.0	67.2%	N.A.
Data Transmission	250.6	374.0	420.6	12.5%	67.8%

Deductions	(833.5)	(1,036.0)	(1,021.2)	-1.4%	22.5%
NET REVENUES	2,075.3	2,466.1	2,447.6	-0.7%	17.9%

COSTS & OPERATING EXPENSES	(1,183.2)	(1,699.1)	(1,623.3)	-4.5%	37.2%
Personnel	(95.3)	(125.3)	(153.2)	22.2%	60.7%
Materials	(23.0)	(137.3)	(78.6)	-42.8%	241.3%
Subcontracted Services	(363.8)	(486.3)	(492.2)	1.2%	35.3%
Interconnection	(496.2)	(647.2)	(576.1)	-11.0%	16.1%
Advertising and Marketing	(24.1)	(53.5)	(62.0)	15.9%	157.7%
Provisions and Losses	(110.5)	(256.4)	(140.8)	-45.1%	27.4%
Other	(70.3)	7.1	(120.4)	N.A.	71.4%

EBITDA	892.1	767.0	824.3	7.5%	-7.6%
Depreciation and Amortization	(598.7)	(639.4)	(671.4)	5.0%	12.2%

OPERATING PROFIT BEFORE FINANCIAL RESULT	293.4	127.6	152.8	19.8%	-47.9%

Financial Result	(251.6)	(356.9)	(52.2)	-85.4%	-79.3%
Financial Revenues	130.0	205.2	195.1	-4.9%	50.1%
Financial Expenses	(225.8)	(324.4)	(247.3)	-23.8%	9.5%
Interest on Shareholders' Equity	(155.8)	(237.8)	-	N.A.	N.A.

OPERATING PROFIT AFTER FINANCIAL RESULT	41.9	(229.3)	100.6	N.A.	140.4%

Non-Operating Revenues (Expenses)	(51.5)	9.9	(33.9)	N.A.	-34.3%
Goodwill Amortization - CRT Acquisition	(31.0)	(31.0)	(31.0)	0.0%	0.0%
Other	(20.5)	40.9	(2.9)	N.A.	-86.1%

EARNINGS BEFORE INCOME AND SOCIAL CONTRIBUTION TAXES	(9.7)	(219.4)	66.8	N.A.	N.A.

Income and Social Contribution Taxes	(13.9)	51.0	(20.1)	N.A.	44.0%

EARNINGS BEFORE PROFIT SHARING	(23.6)	(168.4)	46.7	N.A.	N.A.

Profit Sharing	(12.9)	(14.8)	-	N.A.	N.A.

Minority Interest	(44.9)	(13.0)	(1.6)	-87.6%	-96.4%

EARNINGS BEFORE REVERSION OF INTEREST ON SHAREHOLDERS' EQUITY	(81.4)	(196.2)	45.1	N.A.	N.A.

Reversion of Interest on Shareholders' Equity	155.8	237.8	-	N.A.	N.A.

NET EARNINGS	74.3	41.6	45.1	8.4%	-39.4%

Goodwill Amortization - CRT Acquisition	31.0	31.0	31.0	0.0%	0.0%

NET EARNINGS ADJUSTED BY GOODWILL AMORTIZATION	105.4	72.6	76.1	4.8%	-27.8%

Net Earnings (Losses)/1,000 shares - R$	0.2084	0.1155	0.1239	7.2%	-40.6%
Net Earnings (Losses)/ADR - US$	0.3599	0.2176	0.2323	6.7%	-35.5%

Table 2: Consolidated Income Statement - Brasil Telecom GSM

R$ Million	4Q04	1Q05	Δ Quarter

GROSS REVENUES	102.3	182.5	78.4%
Subscription	10.2	34.6	239.2%
Utilization	5.7	57.4	N.A.
Roaming	0.2	0.7	244.6%
Interconnection	16.0	41.3	157.7%
Other Revenues	0.2	0.5	205.4%
Data Transmission	0.3	0.6	81.2%
Merchandise Sales (Handsets and Accessorie	69.7	47.4	-32.0%
Deductions	(23.3)	(50.9)	118.2%
NET REVENUES	79.0	131.6	66.7%

COSTS & OPERATING EXPENSES	(223.6)	(279.4)	25.0%
Personnel	(11.5)	(21.9)	90.4%
Materials	(116.0)	(59.7)	-48.5%
Subcontracted Services	(43.9)	(61.4)	39.8%
Interconnection	(7.8)	(37.3)	376.0%
Advertising and Marketing	(24.2)	(35.5)	46.6%
Provisions and Losses	(2.8)	(6.2)	120.0%
Other	(17.4)	(57.4)	230.7%

EBITDA	(144.6)	(147.8)	2.2%
Depreciation and Amortization	(28.7)	(53.1)	85.0%

OPERATING PROFIT BEFORE FINANCIAL
RESULT	(173.3)	(200.9)	15.9%

Financial Result	(6.5)	(10.0)	54.2%
Financial Revenues	11.1	4.0	-63.9%
Financial Expenses	(17.6)	(14.1)	-20.3%

EARNINGS BEFORE INCOME AND SOCIAL
CONTRIBUTION TAXES	(179.8)	(210.9)	17.3%

Income and Social Contribution Taxes	60.7	85.7	41.1%

NET EARNINGS (LOSSES)	(119.1)	(125.2)	5.1%

Note: Statement does not consider inter-company eliminations with Brasil Telecom S.A.

OPERATING PERFORMANCE

FIXED-LINE TELEPHONY

    Network

Table 3: Network

PLANT	1Q04	4Q04	1Q05	Δ Quarter	Δ 12 Months

Lines Installed (Thousand)	10,700.7	10,737.2	10,778.3	0.4%	0.7%
Additional Lines Installed (Thousand)	14.2	11.8	41.1	247.9%	189.2%

Lines in Service - LIS (Thousand)	9,723.8	9,503.1	9,512.3	0.1%	-2.2%
Residential	6,988.2	6,444.9	6,379.5	-1.0%	-8.7%
Non-Residential	1,468.5	1,433.0	1,440.2	0.5%	-1.9%
Public Telephones	295.9	295.9	296.4	0.2%	0.1%
Pre-paid	281.9	297.1	311.2	4.7%	10.4%
Hybrid Terminals	58.7	408.3	465.5	14.0%	692.9%
Other (including PBX)	630.6	623.9	619.6	-0.7%	-1.7%
Additional LIS (Thousand)	(127.0)	(101.2)	9.2	N.A.	N.A.

Average LIS (Thousand)	9,787.4	9,553.7	9,507.7	-0.5%	-2.9%

LIS/100 Inhabitants	23.1	22.4	22.4	0.0%	-3.1%
Public Telephones/1,000 Inhabitants	7.0	7.0	7.0	0.0%	-0.8%
Public Telephones/100 Lines Installed	2.8	2.8	2.7	-0.2%	-0.6%

Utilization Rate	90.9%	88.5%	88.3%	-0.3 p.p.	-2.6 p.p.

Digitization Rate	99.5%	99.7%	99.3%	-0.4 p.p.	-0.2 p.p.

Fixed-line Network

In 1Q05, Brasil Telecom installed 41.1 thousand lines, closing the quarter with 10.8 million terminals.

In 1Q05 we had 9.5 million lines in service, a result of 9.2 thousand net additions during the quarter. Based on a strategy of client segmentation with the objective of improving profitability and prevent delinquency, we continued to encourage our subscribers of alternative plans to migrate to our hybrid plan. This initiative increased the number of such terminals by 14.0% in the quarter.

    Traffic

Table 4: Traffic

TRAFFIC	1Q04	4Q04	1Q05	Δ Quarter	Δ 12 Months

Exceeding Local Pulses (Million)	2,585.9	2,772.5	2,304.8	-16.9%	-10.9%

Long Distance Minutes (Million)	1,533.6	1,436.5	1,334.4	-7.1%	-13.0%

Fixed-Mobile Minutes (Million)	1,037.4	1,238.0	1,089.0	-12.0%	5.0%

Exceeding Pulses/Average LIS/Month	90.6	96.7	80.8	-16.5%	-10.8%
LD Minutes/Average LIS/Month	52.2	50.1	46.8	-6.7%	-10.4%
Fixed-Mobile Minutes/Average LIS/Month	35.4	43.2	38.2	-11.6%	7.7%

Billed Pulses

Influenced by seasonal effects typical of the first quarter of the year, local traffic decreased by 16.9%. Additionally, the record sale of mobile phones in December 2004, as well as the increase in the number of ADSL accesses in service, contributed to the reduction of local traffic.

Long Distance Traffic

In 1Q05, LD traffic decreased by 7.1% compared to the previous quarter. Seasonal effects of the quarter also affected long distance traffic. In the intra-sector segment Anatel’s resolution regarding conurbated areas explains the traffic variation compared to 1Q04.

LD Market Share

Brasil Telecom closed 1Q05 well positioned in the long distance market, with a 51.0% and 29.1% (quarterly average) market share in the interregional and international long distance segments. This reflects the success of our marketing campaigns (“Viaje com 14” e “Aniversário das Cidades”) and the strength of the Brasil Telecom brand in Region II.

Sequentially, our quarterly average long distance market share increased 0.6 p.p. in the intra-state segment, reaching 82.9%. In the inter-state segment, our market share was of 91.0%.

Graph 1: DLD Market Share – Quartely Average

Inter-Network Traffic

Inter-network traffic decreased by 12.0% in 1Q05 compared to the previous quarter. We have implemented initiatives to increase the profitability of our operations. In this sense, we offer pre-paid and hybrid plans, which have features that help to reduce fixed-to-mobile traffic. Additionally, subscribers of our residential plan have tried to control this type of traffic. Moreover, seasonality also played a role in the reduction of this traffic.

MOBILE TELEPHONY

Table 5: Operational Data

Key Operational Data	4Q04	1Q05	Δ Quarter

Clients	622,295	1,003,658	61.3%
Post-Paid	205,716	322,486	56.8%
Pre-Paid	416,579	681,172	63.5%
Gross Additions	626,526	405,616	-35.3%
Post-Paid	209,497	122,801	-41.4%
Pre-Paid	417,029	282,815	-32.2%
Cancellations	4,231	24,253	473.2%
Post-Paid	3,781	6,031	59.5%
Pre-Paid	450	18,222	N.A.
Annualized Churn	1.4%	11.9%	10.6 p.p.
Served Localities	626	626	0.0%
Base Stations	1,632	1,695	3.9%
Switches	3	6	100.0%
Employees	881	918	4.2%

Mobile Network

Brasil Telecom GSM exceeded all expectations, reaching 1.0 million accesses in service in less than six months of operations. At the end of 1Q05, Brasil Telecom GSM’s customer base increased by 61.3% compared to 4Q04.

Graph 2: Mobile Network

Client-Mix

Our mobile operations had 322.5 thousand post-paid subscribers at the end of 1Q05, which represented 32.1% of our mobile customer base, a percentage that is above the market average. This mix reflects good awareness of the Brasil Telecom brand in the corporate segment and the attentiveness of our clients to the benefits of convergence.

Market Share	At the end of 1Q05, Brasil Telecom GSM achieved a 4.8% market share in its area of operations.

DATA COMMUNICATIONS

    Broadband

ADSL Accesses	We increased the number of our ADSL accesses in service by 92.4% in one year, reaching 625.3 thousand accesses at the end of 1Q05.

Gráfico 3: ADSL Acesses in Service

    Internet Providers

BrTurbo	BrTurbo consolidated its broadband market leadership in Region II, with 333.8 thousand clients at the end of 1Q05, 24.5% higher than in 4Q04.

iG e iBest

iG and iBest have achieved positive results in their commercial strategy of offering value-added products. At the end of 1Q05, iG and iBest had 197.7 thousand paying clients, an increase of 13,5% compared to 4Q04. Additionally, iG and iBest are collectively positioned as leaders in the dial-up markets of Region I, II and III.

At the end of 1Q05, our internet providers had 446.3 thousand broadband clients in total.

FINANCIAL PERFORMANCE

    Revenues

Table 6: Consolidated Operating Gross Revenues

R$ Million	1Q04	4Q04	1Q05	Δ Quarter	Δ 12 Months

GROSS REVENUES	2,908.8	3,502.0	3,468.7	-1.0%	19.2%

FIXED TELEPHONY	2,658.2	3,040.1	2,901.1	-4.6%	9.1%
Local Service	1,114.3	1,262.5	1,195.7	-5.3%	7.3%
Activation	9.1	7.3	7.7	5.1%	-16.0%
Basic Subscription	744.7	832.2	830.8	-0.2%	11.6%
Measured Service	336.4	402.0	337.7	-16.0%	0.4%
Lease of Lines	0.4	0.4	0.4	-18.2%	-7.3%
Other	23.7	20.5	19.1	-7.2%	-19.7%

Public Telephony	108.2	123.2	86.9	-29.5%	-19.6%

Long Distance Service	382.2	444.9	430.2	-3.3%	12.6%
Intra-Region	355.2	358.4	347.4	-3.1%	-2.2%
Inter-Region	21.3	74.3	70.1	-5.7%	229.1%
International / Borderline	5.7	12.1	12.8	5.2%	124.0%

Inter-Network Calls	702.1	854.4	832.5	-2.6%	18.6%
VC-1	527.8	553.4	507.7	-8.3%	-3.8%
VC-2	133.9	183.7	191.7	4.4%	43.2%
VC-3	40.5	115.4	130.9	13.5%	223.1%
International	-	2.0	2.3	15.8%	N.A.

Interconnection	191.2	178.1	164.6	-7.6%	-13.9%
Fixed-Fixed	128.3	111.7	101.0	-9.6%	-21.3%
Mobile-Fixed	62.9	66.4	63.6	-4.2%	1.2%

Lease of Means	55.1	66.7	65.9	-1.1%	19.7%

Supplementary and Value Added Services	99.1	100.7	114.7	14.0%	15.8%

Other	6.0	9.7	10.4	7.8%	72.9%

MOBILE TELEPHONY	-	87.9	147.0	67.2%	N.A.
Subscription	-	10.2	34.6	239.2%	N.A.
Utilization	-	5.5	57.4	936.5%	N.A.
Roaming	-	0.2	0.7	244.6%	N.A.
Interconnection	-	2.1	6.4	202.9%	N.A.
Other Services	-	0.2	0.5	205.4%	N.A.
Merchandise Sales (Handsets and Accessories)	-	69.7	47.4	-32.0%	N.A.

DATA COMMUNICATIONS AND OTHER	250.6	374.0	420.6	12.5%	67.8%
Fixed	250.6	373.7	420.0	12.4%	67.6%
Mobile	-	0.3	0.6	81.2%	N.A.

Deductions	(833.5)	(1,036.0)	(1,021.2)	-1.4%	22.5%
NET REVENUES	2,075.3	2,466.1	2,447.6	-0.7%	17.9%

Graph 4: Gross Revenues Breakdown

Local Service

Gross revenues from local service reached R$1,195.7 million in 1Q05, up 7.3% year-on-year and down 5.3% quarter-on-quarter, mainly as a result of the decrease in revenues from measured service.

Gross revenues from activation fees totaled R$7.7 million in 1Q05, up 5.1% sequentially, due to the increase in the number of lines activated in the quarter. In 1Q05, 378.5 thousand lines were activated, compared to 376.8 thousand in 4Q04. Additionally, the rate adjustment of 3.4% effective since November 1, 2004 also positively impacted revenues from activation fees.

Gross revenues from basic subscription fees reached R$830.8 million in the quarter, stable compared to the R$832.2 million reported in 4Q04.

Gross revenues from measured service totaled R$337.7 million in 1Q05, stable compared to the corresponding period in 2004.

Public Telephony

Gross revenues from public telephony services reached R$86.9 million in 1Q05, due to the implementation of the Brasil VirtualCel service, which converts fixed-to-mobile calls made from pubic payphones into mobile-to-mobile calls. As a result, revenues from calls made from public payphones to mobile phones, which amounted to R$42.6 million, are recognized as revenues of Brasil Telecom GSM.

Long Distance

Gross revenues from long distance services reached R$430.2 million in 1Q05, down 3.3% sequentially. This reduction is mainly explained by the decrease of 7.1% in traffic, which in turn, was affected by seasonal effects typical of the first quarter of the year.

Inter-Network

Gross revenues from inter-network calls amounted to R$832.5 million in 1Q05, down 2.6% quarter-on-quarter, due to a 12.0% decrease in inter-network traffic, which was offset by the increase of VC-2 and VC-3 traffic as a percentage of total of inter-network traffic. The VC-2 and VC-3 rates were also adjusted in February 2005, in accordance with the maximum rate authorized by Anatel in February 2004.

Interconnection	Gross revenues from interconnection fees in 1Q05 decreased by 7.6% compared to 4Q04, mainly due to the increase in our market share in long distance segments and the impact of seasonality in 1Q05.

Data Communications

In 1Q05, gross revenues from data communications and other services reached R$420.6 million, up 12.5% sequentially, due to the growth in data communications services such as VPN, Vetor, and Interlan, and also by the 16.8% increase in ADSL accesses in service.

Data communications revenues have been increasing as a percentage of total revenues. The segment increased its share from 8.6% of total revenues a year ago to 12.1% in 1Q05.

Graph 5: Data Communications and Other Services Revenues

Mobile Telephony

In 1Q05, gross revenues from mobile telephony services totaled R$147.0 million, of which R$99.6 million are related to services and R$47.4 million to the sale of handsets and accessories. Due to our good client-mix (32.1% post-paid) revenues from monthly subscription fees accounted for 34.7% of total revenues from services.

Fixed-line Telephony ARPU	Fixed-line telephony ARPU (net revenues/Avg. LIS/month) was of R$83.2 in 1Q05, compared to R$83.9 in 4Q04.

Mobile Telephony ARPU	Total mobile telephony ARPU reached R$29.4 in 1Q05. Post-paid ARPU was of R$53.6 while pre-paid ARPU reached R$17.7.

Table 7: ARPU Calculation – Mobile Telephony

R$ Thousands	1T05

(+) Gross Revenues	182,531
(-) Handsets	(47,404)
Gross Service Revenues	135,127
(-) Taxes and Deductions	(36,170)
Net Service Revenues	98,956
(-) Net Revs Public Payphones	(26,894)
(-) Net Revs Roaming	(454)
Quarterly Net Revenues	71,608
Monthly Net Revenues	23,869
Average Number of Clients	812,977
ARPU (R$)	29.36

COSTS AND EXPENSES

Table 7: Consolidated Operating Costs and Expenses

R$ Million	1Q04	4Q04	1Q05	Δ Quarter	Δ 12 Months

NET REVENUES	2,075.3	2,466.1	2,447.6	-0.7%	17.9%

Costs	(1,335.9)	(1,622.1)	(1,585.7)	-2.2%	18.7%
Personnel	(28.0)	(32.2)	(37.3)	15.7%	33.4%
Materials	(21.8)	(113.4)	(69.0)	-39.2%	216.1%
Subcontracted Services	(654.1)	(831.2)	(770.2)	-7.3%	17.7%
Interconnection	(496.2)	(647.2)	(576.1)	-11.0%	16.1%
Other	(157.9)	(184.0)	(194.0)	5.4%	22.9%
Depreciation and Amortization	(540.0)	(559.6)	(570.6)	2.0%	5.7%
Other	(92.0)	(85.6)	(138.6)	61.9%	50.6%

GROSS PROFIT	739.4	844.0	861.9	2.1%	16.6%

Sales Expenses	(133.9)	(257.4)	(265.8)	3.3%	98.6%
Personnel	(31.2)	(46.9)	(60.9)	30.0%	95.5%
Materials	(0.2)	(22.5)	(7.7)	-65.9%	3919.0%
Subcontracted Services	(99.6)	(178.4)	(190.4)	6.7%	91.1%
Advertising and Marketing	(24.1)	(53.5)	(62.0)	15.9%	157.7%
Other	(75.5)	(124.9)	(128.3)	2.8%	69.9%
Depreciation and Amortization	(1.3)	(3.1)	(4.0)	28.2%	205.6%
Other	(1.6)	(6.6)	(2.9)	-55.3%	82.7%

General and Administrative Expenses	(148.4)	(189.9)	(199.8)	5.2%	34.7%
Personnel	(30.9)	(36.8)	(44.0)	19.7%	42.3%
Materials	(0.6)	(0.7)	(1.4)	85.8%	143.0%
Subcontracted Services	(106.5)	(140.6)	(138.6)	-1.4%	30.1%
Depreciation and Amortization	(5.5)	(7.6)	(9.6)	26.9%	73.6%
Other	(4.9)	(4.3)	(6.3)	48.0%	29.8%

Information Technology	(82.0)	(106.8)	(109.8)	2.8%	33.8%
Personnel	(5.2)	(9.5)	(10.9)	15.4%	109.2%
Materials	(0.5)	(0.7)	(0.6)	-14.2%	30.8%
Subcontracted Services	(23.9)	(36.8)	(31.2)	-15.2%	30.5%
Depreciation and Amortization	(41.8)	(53.8)	(60.9)	13.2%	45.8%
Other	(10.6)	(5.9)	(6.1)	2.4%	-42.8%

Provisions and Losses	(110.5)	(256.4)	(140.8)	-45.1%	27.4%
Doubtful Accounts	(87.7)	(129.5)	(104.9)	-19.0%	19.7%
Contingencies	(22.8)	(127.0)	(35.9)	-71.8%	57.0%

Other Operating Revenues (Expenses)	28.8	94.1	7.1	-92.4%	-75.3%
Goodwill Amortization	(10.1)	(15.3)	(26.4)	71.7%	161.8%
Other	38.9	109.4	33.5	-69.4%	-13.9%

OPERATING PROFIT BEFORE FINANCIAL
RESULTS	293.4	127.6	152.8	19.8%	-47.9%

R$ Million	1Q04	4Q04	1Q05	Δ Quarter	Δ 12 Months

COSTS AND OPERATING EXPENSES	(1,781.9)	(2,338.5)	(2,294.8)	-1.9%	28.8%
Depreciation and Amortization	(598.7)	(639.4)	(671.4)	5.0%	12.2%
Interconnection	(496.2)	(647.2)	(576.1)	-11.0%	16.1%
Subcontracted Services	(363.8)	(486.3)	(492.2)	1.2%	35.3%
Personnel	(95.3)	(125.3)	(153.2)	22.2%	60.7%
Provisions and Losses	(110.5)	(256.4)	(140.8)	-45.1%	27.4%
Materials	(23.0)	(137.3)	(78.6)	-42.8%	241.3%
Advertising and Marketing	(24.1)	(53.5)	(62.0)	15.9%	157.7%
Other	(70.3)	7.1	(120.4)	N.A.	71.4%

R$ Million	1Q04	4Q04	1Q05	Δ Quarter	Δ 12 Months

COSTS AND OPERATING EXPENSES	(1,781.9)	(2,338.5)	(2,294.8)	-1.9%	28.8%
(+) Depreciation and Amortization	598.7	639.4	671.4	5.0%	12.2%
(+) Provisions and Losses	110.5	256.4	140.8	-45.1%	27.4%
(+) Other	70.3	(7.1)	120.4	N.A.	71.4%
(=) CASH COST	(1,002.5)	(1,449.7)	(1,362.1)	-6.0%	35.9%

Graph 6: Operating Costs and Expenses Breakdown

(Excluding Depreciation, Provisions, Losses and Other)

Operating Costs and Expenses

Operating costs and expenses reached R$2,294.8 million in 1Q05, compared to R$2,338.5 million in the previous quarter.

Cash costs (operating costs and expenses excluding depreciation, amortization, provisions, losses and other) was of R$1,362.1 million in 1Q05, compared to R$1,449.7 million in 4Q04, a decrease of 6.0% quarter-on-quarter. The main items responsible for this reduction were: interconnection (-11.0%) and materials (-42.8%).

Employees	At the end of 1Q05, our fixed-line arm had 5,690 employees, compared to 5,805 of the previous quarter. Brasil Telecom GSM had 918 employees at the end of the quarter compared to 881 at 4Q04.

Personnel

Total personnel costs reached R$153.2 million, up 22.2% from the previous quarter, mainly due to the recording of R$14.1 million previously accounted for under the employee profit sharing line, the consolidation of iG in December 2004, and the effectiveness of the new Collective Bargaining Agreement since January 2005.

Cost of Subcontracted Services	Cost of subcontracted services, excluding interconnection costs and advertising and marketing expenses, totaled R$492.2 million in 1Q05, virtually stable compared to the previous quarter.

Interconnection

Interconnection costs totaled R$576.1 million in 1Q05, a decrease of 11.0% sequentially. Lower interconnection costs are associated to the synergies achieved between our mobile operations and the rest of our business, as well as the reduction in inter-network traffic.

Advertising and Marketing	Advertising and marketing expenses totaled R$62.0 million in 1Q05, up 15.9% quarter-on-quarter.

Losses from accounts receivable as a percentage of gross revenues

Losses from accounts receivable as a percentage of gross revenues in 1Q05 reached 3.0%, compared to 3.7% in 4Q04. Losses from accounts receivable totaled R$104.9 million in 1Q05, down 19.0% sequentially.

Accounts Receivable	Net of provision for doubtful accounts in the amount of R$270.0 million, net accounts receivable totaled R$2,186.8 million at the end of 1Q05.

Graph 7: Accounts Receivable / Gross Revenues Ratio

Table 8: Gross Accounts Receivable

	Mar/04	Jun/04	Sep/04	Dec/04	Mar/05

Total (R$ Million)	2,099.0	2,145.9	2,284.4	2,354.8	2,456.8
Due	60.6%	60.1%	61.5%	64.5%	63.3%
Overdue (up to 30 days)	16.2%	15.7%	17.3%	16.4%	15.7%
Overdue (between 31-60 days)	6.2%	6.3%	5.8%	5.7%	6.4%
Overdue (between 61-90 days)	4.4%	3.6%	3.5%	3.7%	4.3%
Overdue (over 90 days)	12.6%	14.3%	11.9%	9.7%	10.3%

Provision for Contingencies	In 1Q05, provision for contingencies totaled R$35.9 million, down 71.8% quarter-on-quarter.

Materials

Costs and expenses related to materials amounted to R$78.6 million in 1Q05, down 42.8% quarter-on-quarter. This was mainly due to the decrease in costs of handsets and accessories, which totaled R$58.7 million in 1Q05, compared to R$113.6 million in the previous quarter, which in turn, was as a result of the sales volume of Brasil Telecom GSM.

Other Operating Costs and Expenses / Revenues	Other operating costs and expenses reached R$120.4 million in 1Q05.

    Ebitda

Table 9: EBITDA Margin – Gains and Losses

R$ Million	1Q04	Vertical	4Q04	Vertical	1Q05	Vertical

GROSS REVENUES	2,908.8	140.2%	3,502.0	142.0%	3,468.7	141.7%
Fixed Telephony	2,658.2	128.1%	3,040.1	123.3%	2,901.1	118.5%
Local Service	1,114.3	53.7%	1,262.5	51.2%	1,195.7	48.9%
Public Telephony	108.2	5.2%	123.2	5.0%	86.9	3.6%
Long Distance Service	382.2	18.4%	444.9	18.0%	430.2	17.6%
Fixed-Mobile Calls	702.1	33.8%	854.4	34.6%	832.5	34.0%
Interconnection	191.2	9.2%	178.1	7.2%	164.6	6.7%
Lease of Means	55.1	2.7%	66.7	2.7%	65.9	2.7%
Supplementary and Value Added Services	99.1	4.8%	100.7	4.1%	114.7	4.7%
Other	6.0	0.3%	9.7	0.4%	10.4	0.4%
Mobile Telephony	-	0.0%	87.9	3.6%	147.0	6.0%
Data Transmission	250.6	-30.1%	374.0	-36.1%	420.6	-41.2%

Deductions	(833.5)	-40.2%	(1,036.0)	-42.0%	(1,021.2)	-41.7%
NET REVENUES	2,075.3	100.0%	2,466.1	100.0%	2,447.6	100.0%

COSTS & OPERATING EXPENSES	(1,183.2)	-57.0%	(1,699.1)	-68.9%	(1,623.3)	-66.3%
Personnel	(95.3)	-4.6%	(125.3)	-5.1%	(153.2)	-6.3%
Materials	(23.0)	-1.1%	(137.3)	-5.6%	(78.6)	-3.2%
Subcontracted Services	(363.8)	-17.5%	(486.3)	-19.7%	(492.2)	-20.1%
Interconnection	(496.2)	-23.9%	(647.2)	-26.2%	(576.1)	-23.5%
Advertising and Marketing	(24.1)	-1.2%	(53.5)	-2.2%	(62.0)	-2.5%
Provisions and Losses	(110.5)	-5.3%	(256.4)	-10.4%	(140.8)	-5.8%
Other	(70.3)	-3.4%	7.1	0.3%	(120.4)	-4.9%

EBITDA	892.1	43.0%	767.0	31.1%	824.3	33.7%

EBITDA of R$824.3 million	Our EBITDA was of R$824.3 million in 1Q05, up R$57.3 million or 7.5% quarter-on-quarter. Fixed-line EBITDA margin reached 40.7%.

Table 10: EBITDA as a percentage of Service Revenues

R$ Million	1Q04	4Q04	1Q05	Δ Quarter	Δ 12 Months

NET REVENUES	2,075.3	2,466.1	2,447.6	-0.7%	17.9%
Merchandise Sales	-	69.7	47.4	-32.0%	N.A.
Taxes and Discounts of Merchandise Sales	-	(14.5)	(14.7)	1.4%	N.A.
NET SERVICE REVENUES	2,075.3	2,410.9	2,414.9	0.2%	16.4%
EBITDA	892.1	767.0	824.3	7.5%	-7.6%
EBITDA / Service Revenues	43.0%	31.8%	34.1%	2.3 p.p.	-8.9 p.p.

EBITDA as a Percentage of Service Revenues	EBITDA as a percentage of service revenues reached 34.1%, up 2.3 p.p. sequentially.

EBITDA/Avg. LIS/month	In 1Q05, EBITDA/Avg. LIS/month reached R$28.9, an 8.0% increase quarter-on-quarter.

    Net Financial Expenses

Table 10: Consolidated Net Financial Expenses

R$ Million	1Q04	4Q04	1Q05	Δ Quarter	Δ Year

Financial Revenue	130.0	205.2	195.1	-4.9%	50.1%
Local Currency	118.63	145.86	163.08	11.8%	37.5%
Foreign Currency	11.35	59.38	32.04	-46.0%	182.2%
Financial Expense	(225.8)	(324.4)	(247.3)	-23.8%	9.5%
Local Currency	(213.3)	(212.8)	(168.6)	-20.8%	-20.9%
Foreign Currency	(12.5)	(111.5)	(78.7)	-29.5%	531.1%
Interest on Shareholders' Equity	(155.8)	(237.8)	-	N.A.	N.A.

Financial Result	(251.6)	(356.9)	(52.2)	-85.4%	-79.3%

Net Financial Expenses	Our net financial expenses totaled R$52.2 million in 1Q05, an improvement of 56.2% compared to the 4Q04, not accounting for the payment of interest on capital.

    Other Items

Goodwill Amortization

In 1Q05, we amortized R$31.0 million of goodwill in connection with the acquisition of CRT (with no impact on cash flows and dividend distributions), which was accounted for as non-operational expense.

    Net Earnings

Net income reached R$45.1 million in 1Q05 (R$0.1239/1,000 shares). Net income/ADR in the same period was of US$0.2323. Net income adjusted by goodwill totaled R$76.1 million in 1Q05.

BALANCE SHEETS

Table 11: Consolidated Balance Sheet – Brasil Telecom Participações S.A.

R$ Million	Dec/04	Mar/05

CURRENT ASSETS	6,742.1	6,309.2

Cash and Equivalents	3,226.6	2,802.3
Accounts Receivables (Net)	2,111.6	2,186.8
Deferred and Recoverable Taxes	841.5	836.3
Other Recoverable Amounts	326.9	267.9
Inventory	174.0	137.5
Other	61.5	78.3

LONG TERM ASSETS	1,647.4	1,797.6

Loans and Financing	126.5	124.5
Deferred and Recoverable Taxes	957.1	1,074.1
Other	563.8	599.0

PERMANENT ASSETS	10,332.4	9,905.4

Investment (Net)	519.2	489.8
Property, Plant and Equipment (Net)	8,887.0	8,518.5
Property, Plant and Equipment (Gross)	24,608.1	24,804.4
Accumulated Depreciation	(15,721.1)	(16,285.9)
Deferred Assets (Net)	926.3	897.2

TOTAL ASSETS	18,721.9	18,012.2

CURRENT LIABILITIES	4,613.4	3,974.2

Loans and Financing	856.6	825.1
Suppliers	1,769.8	1,515.0
Taxes and Contributions	822.0	837.9
Dividends Payable	436.2	113.2
Provisions	357.1	339.0
Salaries and Benefits	137.5	120.0
Consignment for Third Parties	114.4	102.5
Authorization for Services Exploration	44.1	45.6
Other	75.8	76.0

LONG TERM LIABILITIES	5,717.7	5,649.9

Loans and Financing	3,851.6	3,739.3
Provisions	886.5	899.4
Taxes and Contributions	697.9	717.5
Authorization for Services Exploration	261.5	270.6
Other	20.2	23.1

DEFERRED INCOME	74.0	88.1

MINORITY INTEREST	2,188.3	2,126.4

SHAREHOLDERS' EQUITY	6,128.5	6,173.6

Capital Stock	2,568.2	2,596.3
Capital Reserves	337.2	309.2
Profit Reserves	879.6	879.6
Retained Earnings	2,364.3	2,409.4
Treasury Shares	(20.8)	(20.8)

TOTAL LIABILITIES	18,721.9	18,012.2

Table 12: Holding Balance Sheet – Brasil Telecom Participações S.A.

R$ Million	Dec/04	Mar/05

CURRENT ASSETS	1,191.0	1,012.4

Cash and Equivalents	828.8	949.1
Deferred Taxes	105.7	56.1
Other Recoverable Amounts	0.6	1.3
Dividends / Interest on Shareholders' Equity Receivable	250.2	-
Other	5.6	5.9

LONG TERM ASSETS	1,390.6	1,404.4

Loans and Financing	1,164.8	1,122.0
Deferred and Recoverable Taxes	223.5	280.6
Other	2.3	1.8

PERMANENT ASSETS	4,366.3	4,368.0

Investment (Net)	4,364.9	4,366.7
Property, Plant and Equipment (Net)	1.2	1.3
Property, Plant and Equipment (Gross)	57.2	57.3
Accumulated Depreciation	(55.9)	(56.0)
Deferred Assets (Net)	0.1	0.1

TOTAL ASSETS	6,947.8	6,784.9

CURRENT LIABILITIES	516.0	307.2

Loans and Financing	213.8	204.0
Suppliers	0.3	0.4
Taxes and Contributions	22.8	26.5
Dividends Payable	275.2	71.6
Salaries and Benefits	3.4	3.8
Consignment for Third Parties	0.2	0.1
Other	0.3	0.7

LONG TERM LIABILITIES	295.7	297.5

Loans and Financing	259.4	261.7
Taxes and Contributions	32.9	31.9
Other	3.4	3.9

SHAREHOLDERS' EQUITY	6,136.1	6,180.3

Capital Stock	2,568.2	2,596.3
Capital Reserves	337.2	309.2
Profit Reserves	879.6	879.6
Retained Earnings	2,371.9	2,416.1
Treasury Shares	(20.8)	(20.8)

TOTAL LIABILITIES	6,947.8	6,784.9

Table 12: Consolidated Balance Sheet – Brasil Telecom GSM

R$ Million	Dec/04	Mar/05

CURRENT ASSETS	633.2	465.6

Cash and Equivalents	214.7	2.3
Accounts Receivables (Net)	91.2	128.4
Deferred and Recoverable Taxes	149.6	182.9
Other Recoverable Amounts	8.8	8.8
Inventory	166.2	132.0
Other	2.7	11.3

LONG TERM ASSETS	112.0	179.6

Deferred and Recoverable Taxes	109.8	177.3
Other	2.3	2.3

PERMANENT ASSETS	1,450.3	1,483.1

Property, Plant and Equipment (Net)	1,149.1	1,166.3
Property, Plant and Equipment (Gross)	1,169.1	1,224.3
Accumulated Depreciation	(20.0)	(58.0)
Deferred Assets (Net)	301.2	316.8

TOTAL ASSETS	2,195.5	2,128.3

CURRENT LIABILITIES	834.0	618.1

Suppliers	687.0	451.4
Taxes and Contributions	81.5	90.4
Dividends Payable	4.8	4.5
Salaries and Benefits	6.6	8.9
Consignment for Third Parties	6.7	10.8
Authorization for Services Exploration	44.1	45.6
Other	3.4	6.6

LONG TERM LIABILITIES	250.8	342.6

Loans and Financing	0.4	5.6
Provisions	-	0.1
Authorization for Services Exploration	250.3	259.0
Capitalized Resources	-	78.0

SHAREHOLDERS' EQUITY	1,110.7	1,167.5

Capital Stock	1,218.0	1,400.0
Capital Reserves	11.8	11.8
Retained Earnings	(119.1)	(244.3)

TOTAL LIABILITIES	2,195.5	2,128.3

INDEBTEDNESS

Table 13: Indebtedness

Mar05	Currency	Annual Cost	Maturity	% Total	Balance (R$ Million)

Short Term				18.1%	825.1
BNDES	R$	TJLP + 6.5%	dec/2007		15.7
BNDES	R$	TJLP + 3.85%	dec/2007		349.8
BNDES	R$	TJLP + 3.85%	oct/2007		82.2
BNDES	R$	Basket + 6.5%	dec/2007		36.6
BNDES	R$	Basket + 3.85%	nov/2007		12.6
Debentures	R$	TJLP + 4%	jul/2006		203.8
BNDES	R$	Basket + 5.5%	apr/2011		3.3
BNDES	R$	TJLP + 5.5%	apr/2011		18.4
BRDE	R$	IGP-M+12.0%	sep/2006		9.1
BB	R$	14%	jan/2008		5.2
Debentures 3rd Public Issuance	R$	CDI + 1.0%	jul/2009		20.4
Bonds - US$ 200 MM	US$	9.38%	feb/2014		6.8
Financial Institutions I	US$	Lib6 + 4.0%	mar/2006		11.5
Financial Institutions II	US$	Lib6 + 2.4%	dec/2005		9.6
Financial Institutions III	US$	Lib6 + 0.5%	jul/2008-jul/2012		12.9
Financial Institutions IV	Yen$	Jibor6 + 1.92%	mar/2011		0.2
Financial Institutions V	Yen$	3.65%	feb/2009		0.6
Suppliers I	US$	Lib3 + 2.95%	jun/2007		0.6
Suppliers II	US$	1.75%	feb/2014		0.2
Suppliers III	US$	Lib3 + 2.95%	jun/2007		0.2
Hedge Adjustment					25.6
Long Term				81.9%	3,739.3
BNDES	R$	TJLP + 6.5%	dec/2007		26.7
BNDES	R$	TJLP + 3.85%	dec/2007		686.7
BNDES	R$	TJLP + 3.85%	oct/2007		136.6
BNDES	R$	Basket + 6.5%	dec/2007		62.2
BNDES	R$	Basket + 3.85%	nov/2007		21.3
Debentures	R$	TJLP + 4%	jul/2006		261.5
BNDES	R$	Basket + 5.5%	apr/2011		128.2
BNDES	R$	TJLP + 5.5%	apr/2011		603.5
BRDE	R$	IGP-M+12.0%	sep/2006		5.0
BB	R$	14%	jan/2008		9.2
BRB - GSM	R$	2.47%	jan/2034		5.6
BRB - Fixa	R$	2.47%	jan/2034		0.1
Debentures 3rd Public Issuance	R$	CDI + 1.0%	jul/2009		500.0
Bonds - US$ 200 MM	US$	9.38%	feb2014		533.2
Financial Institutions III	US$	Lib6 + 0.5%	jul/2008-jul/2012		53.3
Financial Institutions IV	Yen$	Jibor6 + 1.92%	mar/2011		536.6
Financial Institutions V	Yen$	3.65%	feb/2009		1.6
Financial Institutions VI	US$	0.00%	dec/2015		26.5
Suppliers I	US$	Lib3 + 2.95%	jun/2007		0.7
Suppliers II	US$	1.75%	feb/2014		1.6
Suppliers III	US$	Lib3 + 2.95%	jun/2007		0.2
Hedge Adjustment					139.2
Total Debt				100.0%	4,564.4

Total Debt	As of March 2005, Brasil Telecom’s consolidated total debt was of R$4,564.4 million, 3.1% lower than the amount reported at the end of 2004.

Net Debt

Net debt totaled R$1,762.2 million, an 18.9% increase from December 2004, due to a reduction of R$424.3 million in cash and cash equivalents, mainly due to the payment of proceeds to shareholders in the amount of R$323.1 million.

Table 14: Indebtedness by Currency

Debt BRP (R$ Million)	Mar 2004	Dec 2004	Mar 2005	Δ Quarter	Δ Year

Short Term	1,723.5	856.6	825.1	-3.7%	-52.1%
In R$	1,607.4	724.0	704.6	-2.7%	-56.2%
In US$	42.0	54.4	41.7	-23.4%	-0.8%
In Yen	0.0	4.0	0.8	-80.7%	N.A.
In Currency Basket	54.4	50.4	52.5	4.1%	-3.5%
Hadge Adjustment	19.8	23.8	25.6	7.4%	29.4%
Long Term	2,559.7	3,851.6	3,739.3	-2.9%	46.1%
In R$	1,707.8	2,335.8	2,234.8	-4.3%	30.9%
In US$	681.9	626.8	615.5	-1.8%	-9.7%
In Yen	0.0	561.4	538.2	-4.1%	N.A.
In Currency Basket	142.9	225.2	211.7	-6.0%	48.1%
Hadge Adjustment	27.1	102.3	139.2	36.1%	413.3%
Total Debt	4,283.3	4,708.2	4,564.5	-3.1%	6.6%
(-) Cash	2,920.5	3,226.6	2,802.3	-13.1%	-4.0%
Net Debt	1,362.8	1,481.6	1,762.2	18.9%	29.3%

Long term debt

As of March 2005, 81.9% of the total debt was long-term debt, compared to 59.8% in March 2004, reflecting the Company’s success in increasing debt maturity. Brasil Telecom’s debt had the following amortization schedule:

Table 15: Amortization Schedule of Long Term Debt

Maturity	% Long Term Debt

2006	21.9%
2007	21.2%
2008	10.3%
2009	21.2%
2010	7.7%
2011 and after	17.7%

Debt Exposed to Exchange Rate Variation

At the end of March 2005, debt exposed to exchange rate variation totaled R$1,460.3 million, of which R$657.2 million were denominated in US dollars, R$264.2 million in Currency Basket and R$539.0 million in Yen.

On March 31, 2005, 64.6% of our debt affected by exchange rate variation was hedged against exchange rate risk. Of our total debt excluding hedge adjustments, 11.7% was exposed to exchange rate variations.

Cost of Debt	Brasil Telecom’s consolidated debt had a year-to-date cost equivalent to 15.4% per annum, or 87.2% of the CDI (Domestic Inter-bank Rate).

Gearing Ratio	As of March 31, 2005, Brasil Telecom had a gearing ratio (net debt/net equity) of 28.5%, compared to 24.2% at December 2004.

INVESTMENTS IN PERMANENT ASSETS

Table 16: Breakdown of Investments in Permanent Assets

R$ Million	1Q04	2Q04	3Q04	4Q04	1Q05	Δ Quarter	Δ 12 Months

Network Expansion	95.0	128.8	107.2	240.5	65.0	-73.0%	-31.6%
Conventional Telephony	45.0	19.3	20.0	95.4	16.5	-82.7%	-63.3%
Transmission Backbone	5.3	11.4	10.3	22.2	3.9	-82.6%	-26.6%
Data Network	41.0	76.2	74.1	108.7	42.0	-61.3%	2.7%
Intelligent Network	0.9	19.6	0.6	5.2	0.4	-92.7%	-56.4%
Network Management Systems	0.3	1.0	0.1	2.9	-	-100.0%	-100.0%
Other	2.6	1.4	2.0	6.0	2.2	-63.7%	-15.4%
Network Operation	50.2	62.8	71.9	85.3	58.3	-31.6%	16.1%
Public Telephony	0.5	0.9	0.7	0.9	1.2	33.3%	124.2%
Information Technology	40.0	29.0	41.2	106.0	19.7	-81.4%	-50.8%
Expansion Personnel	21.0	20.6	19.8	19.1	21.0	9.7%	-0.1%
Other	10.3	356.3	13.7	162.1	26.5	-83.6%	157.7%
Expansion Financial Expenses	-	19.1	(17.6)	6.5	4.6	-28.9%	N.A.

Total - Fixed Telephony	217.0	617.5	236.9	620.3	196.3	-68.3%	-9.5%

R$ Million	1Q04	2Q04	3Q04	4Q04	1Q05	Δ Quarter	Δ 12 Months

Brasil Telecom GSM	39.9	158.1	486.4	415.2	85.9	-79.3%	115.3%
Expansion Financial Expenses	14.5	42.6	16.3	2.7	-	-100.0%	-100.0%

Total - Mobile Telephony	54.4	200.7	502.7	417.9	85.9	-79.4%	57.9%

Total Investment in Permanent Assets	271.440	818.216	739.6	1,038.2	282.3	-72.8%	4.0%

Investments in Permanent Assets	Investments amounted to R$282.3 million in 1Q05, of which R$196.3 million relate to fixed-line operations and R$85.9 million to mobile operations.

CASH FLOW

Table 17: Consolidated Cash flow

R$ Million	1Q04	4Q04	1Q05

OPERATING ACTIVITIES
(+) Net Income of the Period	74.3	41.6	44.2
(+) Minority Participation	44.9	13.0	1.6
(+) Items with no Cash Effects	1,144.1	1,090.4	1,208.6
Depreciation and Amortization	629.7	671.2	702.7
Losses with Accounts Receivable from Services	97.5	69.0	77.6
Provision for Doubtful Accounts	(6.3)	50.0	27.3
Provision for Contingencies	22.8	127.0	35.9
Deferred Taxes	235.3	121.8	208.7
Result from the Write-off of Permanent Assets	9.0	(24.1)	6.4
Financial Expenses	145.7	71.9	161.6
Other Expenses/Revenues with no Cash Effects	10.4	3.7	(11.6)
(-) Equity Changes	511.0	422.2	468.6
(=) Cash Flow from Operating Activities	752.4	722.8	785.9

INVESTMENT ACTIVITIES
Financial Investments	0.0	3.9	0.0
Investment Suppliers	122.8	299.3	(256.1)
Funds from Sales of Permanent Assets	0.7	1.4	0.5
Investments in Permanent Assets	(273.2)	(930.6)	(268.7)
Other Investment Flows	(1.1)	5.1	-
(=) Cash Flow from Investment Activities	(150.7)	(620.9)	(524.3)

	601.7
FINANCING ACTIVITIES
Dividens/Interests on Shareholders' Equity paid in the Period	(0.5)	(2.4)	(323.1)
Loans and Financing	362.5	(229.2)	(303.0)
Loans Obtained	587.2	418.3	5.1
Loans Paid	(128.1)	(541.0)	(143.2)
Interest Paid	(96.5)	(106.5)	(164.8)
Change in Shareholders' Equity	-	5.6	0.9
Other Financing Flows	0.2	(49.8)	(60.7)
(=) Cash Flow from Financing Activities	362.2	(275.8)	(685.9)

CASH FLOW OF THE PERIOD	963.8	(173.9)	(424.3)

Cash and Cash Equivalents - current balance	2,920.5	3,226.6	2,802.3
Cash and Cash Equivalents - previous balance	1,956.7	3,400.4	3,226.6
Variation in Cash and Cash Equivalents	963.8	(173.9)	(424.3)

OPERATING CASH FLOW	752.4	722.8	785.9
(-) Cash Flow from Investmenting Activities	(150.7)	(620.9)	(524.3)
(-) Interest Paid	(96.5)	(106.5)	(164.8)

(=) FREE CASH FLOW	505.1	(4.5)	96.8

Cash Flow from Operations of R$785.9 million in 1Q05	Cash flow from operations reached R$785.9 million in 1Q05, an increase of 8.7% compared to the previous quarter.

Free Cash Flow of R$96.8 million	Our free cash flow totaled R$96.8 million in the quarter, reversing the R$4.5 million cash outflow of 4Q04.

STOCK MARKET

Table 18: Stock Performance

	Closing Price as	Performance
	of Mar 31, 2005
		In 1Q05	In 12	In 24
			months	months

Common Shares (BRTP3) (in R$/1,000 shares)	26.00	-3.0%	41.7%	76.9%
Preferred Shares (BRTP4) (in R$/1,000 shares)	17.35	-13.7%	-12.5%	-7.5%
ADR (BRP) (in US$/ADR)	32.65	-14.4%	-4.4%	16.8%
Ibovespa (points)	26,611	1.6%	20.2%	136.0%
Itel (points)	859	-6.5%	-3.8%	58.4%
IGC (points)	2,624	3.1%	44.5%	139.6%
Dow Jones (points)	10,504	-2.6%	1.4%	31.4%

Graph 8: Performance in the 1Q05 – Bovespa and NYSE

(Base 100 = December 31, 2004)

Table 19: Weight in the Theoretical Portfolio – Jan - Apr

	Ibovespa	Itel	IGC

BRTP3	0.46%	4.22%	0.74%
BRTP4	1.54%	13.58%	2.39%

SHAREHOLDING STRUCTURE

Share capital Increase

The 12/60 (installment/month) amortization of goodwill resultant from the incorporation of goodwill paid by Solpart Participações S.A. in the acquisition of the control of Brasil Telecom Participações S.A. for the fiscal year 2004 resulted in a fiscal benefit of R$71.8 million, which was capitalized. The subscription right foreseen by article 171 of Law 6.404/76 was assured when the respective 3,929,772,704 preferred shares were issued. The issuance and subscription price is of R$18.26 per a thousand preferred shares and the period for the exercise of subscription rights is from 03/30/2005 to 04/28/2005.

Table 20: Shareholding Structure

Mar 2005	Common Shares	%	Preferred Shares	%	Total	%

Solpart Participações S.A.	68,356,160,984	51.0%	-	0.0%	68,356,160,984	18.8%
ADR	-	0.0%	156,693,705,000	68.1%	156,693,705,000	43.1%
Treasury	1,480,800,000	1.1%	-	0.0%	1,480,800,000	0.4%
Other	64,194,727,219	47.9%	73,243,820,684	31.9%	137,438,547,903	37.8%

Total	134,031,688,203	100.0%	229,937,525,684	100.0%	363,969,213,887	100.0%

Dec 2004	Common Shares	%	Preferred Shares	%	Total	%

Solpart Participações S.A.	68,356,160,984	51.0%	-	0.0%	68,356,160,984	19.0%
ADR	-	0.0%	152,938,530,000	67.7%	152,938,530,000	42.5%
Treasury	1,480,800,000	1.1%	-	0.0%	1,480,800,000	0.4%
Other	64,194,727,219	47.9%	73,069,222,980	32.3%	137,263,950,199	38.1%

Total	134,031,688,203	100.0%	226,007,752,980	100.0%	360,039,441,183	100.0%

CORPORATE GOVERNANCE

2005 Ordinary and Extraordinary General Meeting of Shareholders

On April 29, 2005, shareholders of Brasil Telecom Participações S.A. will meet at the Ordinary and Extraordinary Meeting of Shareholders to deliberate on the following:

Ordinary Meeting of Shareholders
1. Assess the acts of our Senior Management and Board of Directors and give an opinion on the Financial Statements and Annual Report of the Management for the fiscal year ended on December 31, 2004;
2. Give an opinion regarding the allocation of net income for the fiscal year and dividend distribution; and
3. Elect effective and alternate members of the Fiscal Council.

Extraordinary Meeting of Shareholders
1. Pursuant to Article 14 of the Company’s By-laws, set the total remuneration amount to be divided among the members of the Board of Directors and Senior Management and the individual remuneration of the members of the Fiscal Council; and
2. Alter the contents of Article 5 of the Company’s By-laws.

AWARDS

“Top de Marketing da ADVB” Award

Brasil Telecom GSM was awarded the “Top de Marketing da ADVB” (Associação de Dirigentes de Marketing e Vendas - Marketing and Sales Managers Association). The award, one of the most important in its segment, has the objective to identify organizations that excel in the creation of long-living products, services or brand, through innovative and consistent tactics.

RECENT DEVELOPMENTS

BrTurbo launches e-mail-mobile convergence service

BrTurbo launched the Giga Mail service in the entire country. This new service offers 1 Gigabyte of email storage, virus and spam protection, digital certification, and allow its subscribers to integrate their e-mail accounts with their mobile phones.

Giga Mail subscribers can access their email inbox by typing wapmail.brturbo.com.br in their mobile phone’s WAP browser, and the service is compatible with all mobile operators that offer WAP services.

The launch of BrTurbo’s Giga Mail is part of Brasil Telecom’s convergent integration of telecommunications service strategy.

2005 SCENARIO (GUIDELINES)

Disclaimer

This press release contains forward-looking statements. Such statements are not statements of historical fact, and reflect the beliefs and expectations of the Company's management. The words "anticipates," "believes," "estimates," "expects," "forecasts," "intends," "plans," "predicts," "projects" and "targets" and similar words are intended to identify these statements, which necessarily involve known and unknown risks and uncertainties. Accordingly, the actual results of operations of the Company may be different from the company's current expectations, and the reader should not place undue reliance on these forward-looking statements. Forward-looking statements speak only as of the date they are made, and the Company does not undertake any obligation to update them in light of new information or future developments.

Broadband	We maintain our estimates of having 1.0 million ADSL accesses in service by the end of 2005, virtually doubling our client base throughout the year.

Mobile Operations

Due to the success of our sales in the first quarter, we have revised our estimates and anticipate that Brasil Telecom GSM’s customer base should reach 2.1 million clients at the end of 2005, of which 77% are expected to be pre-paid. We also revised our ARPU estimates to R$26 in 2005. We maintain our average SAC estimate at R$220 in 2005. We expect a churn rate equivalent to 50% of the market’s average in 2005.

Revenues

We anticipate a healthy growth in revenues from data, mobile, internet and value-added services throughout 2005. Consequently revenues in 2005 should grow at a similar rate as the one observed in 2004.

Costs	Cost control will continue to be one of the strengths of our management in 2005. We expect a nominal increase in fixed-line telephony costs in-line with the Brazilian inflation rate.

Provision for Doubtful Accounts

We expect to report relatively lower provisions for doubtful accounts in 2005 compared to 2004, as internal controls improve and economic conditions continue to thrive, positively impacting income and employment figures.

EBITDA Margin	EBITDA margin for the fixed-line segment should remain in-line with 2004 and we expect a negative impact of 6 p.p. from mobile operations on the consolidated figure.

Debt

We expect to overcome the challenge of extending our debt maturity further, as well as to optimize our capital structure, and maintain a conservative leverage ratio and rich liquidity, so as to participate in possible consolidation opportunities in the sector and meet all of our obligations during the year.

CAPEX

2005’s fixed-line Capex should be in-line with 2004’s, excluding expenditures associated with the Universalization Targets established by Anatel for 2005. Mobile telephony Capex should be marginal and targeted at the increase of our coverage in Region II.

SELECTED DATA

Table 21: Selected Data

FIXED-LINE NETWORK	1Q04	2Q04	3Q04	4Q04	1Q05

Lines installed (thousand)	10,701	10,712	10,725	10,737	10,778
Additional lines installed (thousand)	14	11	14	12	41

Lines in service - LIS (thousand)	9,724	9,647	9,604	9,503	9,512
Residential (thousand)	6,988	6,840	6,685	6,445	6,379
Non-residential (thousand)	1,468	1,451	1,451	1,433	1,440
Public phones (thousand)	296	296	296	296	296
Pre-paid (thousand)	282	276	285	297	311
Hybrid (thousand)	59	159	267	408	465
Other (including PBX) (thousand)	631	624	620	624	620
Additional lines in service (thousand)	(127)	(77)	(42)	(101)	9
Average lines in service (thousand)	9,782	9,685	9,626	9,554	9,508

Utilization rate	90.9%	90.1%	89.5%	88.5%	88.3%

Teledensity (LIS/100 inhabitants)	23.1	22.9	22.7	22.4	22.4

ADSL lines in service (thousand)	324.9	382.5	456.1	535.5	625.3

MOBILE NETWORK	1Q04	2Q04	3Q04	4Q04	1Q05

Clients (thousand)	-	-	-	622	1,004
Post-paid (thousand)	-	-	-	206	322
Pre-paid (thousand)	-	-	-	417	681
Gross Additions	-	-	-	627	406
Cancellations	-	-	-	4	24
Anualized churn	-	-	-	1.4%	11.9%
# of employees - Mobile Telephony	265	758	822	881	918

TRAFFIC	1Q04	2Q04	3Q04	4Q04	1Q05

Exceeding local pulses (million)	2,586	2,715	2,730	2,773	2,305

Domestic long distance - DLD (million minutes)	1,534	1,624	1,638	1,437	1,334

Fixed-mobile (million minutes)	1,037	1,036	1,098	1,180	1,126
VC-1 (million minutes)	879	869	902	906	807
VC-2 (million minutes)	125	119	132	178	213
VC-3 (million minutes)	34	48	64	97	106

PRODUCTIVITY	1Q04	2Q04	3Q04	4Q04	1Q05

Nº of employees - Fixed Operation	5,211	5,391	5,509	5,805	5,690
Average nº of employees -Fixed Operation	5,203	5,301	5,450	5,657	5,748
LIS/employee	1,341	1,269	1,214	1,110	1,121

Net revenue/average nº of employees/month (R$ thousand)	133.0	136.0	144.4	145.3	142.0
EBITDA/average nº of employees/month (R$ thousand)	57.2	58.0	60.2	45.2	47.8
Net earnings/average nº of employees/month (R$ thousand)	4.8	3.2	5.2	2.5	2.6

Exceeding local pulses/average LIS/month	52.3	55.9	56.7	50.1	46.8
DLD minutes/average LIS/month	40.6	40.5	39.4	31.2	29.9
Fixed-mobile minutes/average LIS/month	29.9	29.9	31.3	31.6	28.3

Net revenue/average LIS/month (R$)	70.7	74.4	81.8	83.9	82.2
EBITDA/average LIS/month (R$)	30.4	31.7	34.1	26.8	28.9
Net earnings/average LIS/month (R$)	2.5	1.8	3.0	1.5	1.6
Market share total
Market share intra-regional
Market share intra-setorial

QUALITY	1Q04	2Q04	3Q04	4Q04	1Q05

Quality goals achieved	33/35/35	35/35/35	35/35/35	35/35/35	35/35/35

Digitization rate	99.5%	99.5%	99.6%	99.7%

PROFITABILITY	1Q04	2Q04	3Q04	4Q04	1Q05

EBITDA margin	43.0%	42.6%	41.7%	31.1%	33.7%

Net margin	3.6%	2.4%	3.6%	1.7%	1.8%

Return on equity - ROE	1.2%	0.8%	1.4%	0.7%	0.7%

COMING EVENTS

Teleconference: 1Q05 Earnings Result
Phone: (1 719) 457-2727
Date: April 20, 2005 (Wednesday)
Time: 11:00 a.m. (New York); 12:00 p.m. (Brasília); 04:00 p.m. (London)

Open Meeting with Analysts: ABAMEC-RJ
Date: April 27, 2005 (Wednesday)
Time: 05:00 p.m. (Brasília)
Place: Av. Rio Branco, 103 / 21th floor –Rio de Janeiro, Brazil

IR CONTACTS

Marcos Tourinho (Director)	Phone: (55 61) 415-1052	marcos.tourinho@brasiltelecom.com.br
Renata Fontes (Manager)	Phone: (55 61) 415-1256	renatafontes@brasiltelecom.com.br
Gustavo Nunes (Manager)	Phone: (55 61) 415-8181	gustavon@brasiltelecom.com.br
Flávia Menezes	Phone: (55 61) 415-1411	flaviam@brasiltelecom.com.br
Cristiano Pereira	Phone: (55 61) 415-1291	cpereira@brasiltelecom.com.br
Alex Veloso	Phone: (55 61) 415-1122	alex.veloso@brasiltelecom.com.br

MEDIA CONTACT

Ivette Almeida	Phone: (1 212) 983-1702	ivette.almeida@annemcbride.com

This press release contains forward-looking statements. Such statements are not statements of historical fact, and reflect the beliefs and expectations of the company's management. The words "anticipates," "believes," "estimates," "expects," "forecasts," "intends," "plans," "predicts," "projects" and "targets" and similar words are intended to identify these statements, which necessarily involve known and unknown risks and uncertainties. Accordingly, the actual results of operations of the company may be different from the company's current expectations, and the reader should not place undue reliance on these forward-looking statements. Forward-looking statements speak only as of the date they are made, and the company does not undertake any obligation to update them in light of new information or future developments.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 20, 2005

BRASIL TELECOM PARTICIPAÇÕES S.A.

By:	/S/ Paulo Pedrão Rio Branco
Name: Paulo Pedrão Rio Branco Title: Financial Executive Officer